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SEC FILE NUMBER
8-36305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/16** (MM/DD/YY) AND ENDING **03/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEMLEY, YARLING & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15624 Lemley Drive
(No. and Street)

Soldiers Grove	**Wisconsin**	**54655**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. Lemley, President **(630) 323-8422**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Ralph Lemley**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Lemley, Yarling & Co.** as of **March 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature



Title

Subscribed and sworn to before me this

24 day of May, 2017



LILLIAN G LATHROP
NOTARY
PUBLIC
STATE OF WISCONSIN



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Lemley, Yarling & Co.

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. the ("Company"), an Illinois corporation, as of March 31, 2017, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lemley, Yarling & Co. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedules (Schedules 1 to Schedule 5) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Lemley, Yarling & Co.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
May 24, 2017

LEMLEY, YARLING & CO.

Statement of Financial Condition

March 31, 2017

Assets

Cash	$	50,000
Receivable from broker-dealer		21,879
	$	71,879

Liabilities and Shareholder's Equity

Liabilities		
Payable to broker-dealer	$	16,305
Salary, telephone, and other professional fees payable		16,850
		33,155
Shareholder's Equity		
Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding		25,000
Retained earnings		13,724
		38,724
	$	71,879

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Operations

Year ended March 31, 2017

Revenues		
Commissions	$	330,470
Interest		227
		330,697
Expenses		
Clearing fees		194,161
Salaries, payroll taxes and employee benefits		35,424
Professional fees		31,687
Rent		24,000
Licenses and fees		7,105
Office expenses		5,499
Telephone and technology		5,242
Depreciation		1,251
Insurance		1,098
Quotation services		457
		305,924
Income before income taxes		24,773
Provision for federal income taxes:		5,401
Net Income	$	19,372

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Changes in Shareholder's Equity

Year ended March 31, 2017

	Common Stock	Retained Earnings	Total
Balance, April 1, 2016	$ 25,000	$ 30,326	$ 55,326
Dividends paid	-	(35,974)	(35,974)
Net income	-	19,372	19,372
Balance, March 31, 2017	$ 25,000	$ 13,724	$ 38,724

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended March 31, 2017

Balance, April 1, 2016	$ -
Borrowings / repayments	-
Balance, March 31, 2017	$ -

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Cash Flows

Year ended March 31, 2017

Cash flows from operating activities		
Net income	$	19,372
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in operating assets:		
Receivable from broker-dealer		39,378
Receivable from parent		4,343
Increase in operating liabilities:		
Payable to broker-dealer		(23,803)
Salary, telephone, and other professional fees payable		594
Income taxes payable		(3,910)
Net cash provided by operating activities		35,974
Cash flows from financing activities		
Dividends paid		(35,974)
Net cash used in financing activities		(35,974)
Net (decrease) in cash		0
Cash, beginning of year		50,000
Cash, end of year	$	50,000

See accompanying notes.

1. Organization and Business

Lemley, Yarling & Co. (the "Company") is an Illinois corporation that is a wholly owned subsidiary of Lemley, Yarling Management Co. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through a broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis.

Income Taxes

The Company adopted a new accounting standard related to accounting for income taxes as of April 1, 2009. The new accounting standard clarifies the guidance for the recognition and measurement of income tax benefits related to uncertain tax positions. The adoption of the new guidance did not have a material impact on the financial statements. As of March 31, 2017, the Company's unrecognized tax benefits were not significant. There were no significant penalties or interest recognized during the year or accrued at year-end. The Company files income tax returns in the U.S. Federal and various state jurisdictions at the consolidated level. With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years prior to 2013.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

The Company has entered into an expense sharing and incentive agreement with its Parent. For the year ending March 31, 2017, the Company recorded salary, telephone, and other professional fees totaling $111,763 related to the expense sharing and incentive agreement.

4. Receivable from and Payable to Broker-Dealer

The Company has entered into an agreement with RBC Correspondent Services ("RBC"), whereby the Company transacts, on a fully disclosed basis, all customer business through RBC. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

4. Receivable from and Payable to Broker-Dealer, Continued

At March 31, 2017, the Company had a receivable from RBC totaling $21,879, which represents commissions and trade errors receivable from RBC. At March 31, 2017, the Company had a payable to RBC totaling $16,305, which represents clearing costs not yet paid.

5. Fair Value Disclosure

In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At March 31, 2017, the Company held no Level 1, Level 2 or Level 3 investments.

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At March 31, 2017, the Company had net capital and net capital requirements of $38,724 and $5,000, respectively.

8. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

9. Concentration of Credit Risk

SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet-Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off-balance-sheet-risk, or concentrations of credit risk. The Company currently maintains its cash equivalent balance of $71,776 with one major national financial institution. Management does not consider this risk to be significant.

10. Subsequent Events

The Company's management has evaluated events and transactions through May 24, 2017, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LEMLEY, YARLING & CO.** as of **March 31, 2017**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition - Item 1800)					$ 38,724	[3480]
2.	Deduct: Ownership equity not allowable for net capital					-	[3490]
3.	Total ownership equity qualified for net capital					$ 38,724	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	[3520]
	B. Other (deductions) or allowable subordinated liabilities					-	[3525]
5.	Total capital and allowable subordinated liabilities					$ 38,724	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Receivables from brokers and dealers)				[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ -	[3620]
7.	Other additions and/or allowable credits (List)					-	[3630]
8.	Net Capital before haircuts on securities positions					$ 38,724	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$ -	[3740]
10.	Net Capital					$ 38,724	[3750]
						OMIT PENNIES	

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LEMLEY, YARLING & CO.** as of **March 31, 2017**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item				Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$	2,210	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14.	Excess net capital (line 10 less 13)			$	33,724	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12			$	32,724	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item				Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	33,155	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)					[3838]
19.	Total aggregate indebtedness			$	33,155	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				85.62%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

No.	Item	Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited amended FOCUS report as filed.

LEMLEY, YARLING & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2017

The Company did not handle any customer cash or securities for the year ended March 31, 2017, and does not have any customer accounts.

LEMLEY, YARLING & CO.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2017

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2017, and does not have any PAIB accounts.

LEMLEY, YARLING & CO.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

March 31, 2017

The Company did not handle any customer cash or securities for the year ended March 31, 2017, and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Lemley, Yarling & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lemley, Yarling & Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending March 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
May 24, 2017

Lemley, Yarling & Co.
15624 Lemley Drive
Soldiers Grove, WI 54655
608-624-5777

Exemption Report

Lemley, Yarling & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ending March 31, 2017 without exception.

I, Ralph J. Lemley, swear (or affirm) that to best of my knowledge and belief, this Exemption Report is true and correct.

By:



Ralph J. Lemley
President

May 24, 2017